September 28, 2021

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Edgar Kathleen Collins Mitchell Austin Jan Woo

Re:	Enfusion, Inc. Registration Statement on Form S-1 Submitted September 17, 2021 CIK No. 0001868912

Ladies and Gentlemen:

This letter is submitted on behalf of Enfusion, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Registration Statement on Form S-1 submitted on September 17, 2021 (the “Registration Statement”), as set forth in your letter dated September 24, 2021 addressed to Thomas Kim, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Registration Statement on Form S-1 (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Form S-1 filed September 17, 2021

Use of Proceeds, page 54

1.	You revised to disclose that a portion of the proceeds of this offering will result in Enfusion Ltd. LLC repaying outstanding indebtedness under your credit facility. Please revise to provide disclosure responsive to Instruction 4 to Item 504 of Regulation S-K, including the interest rate and maturity date of such indebtedness.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 54 of Amendment No. 1.

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Please direct any questions regarding the Company’s responses or Amendment No. 1 to me at (617) 570-1406 or gkatz@goodwinlaw.com.

Sincerely,

GOODWIN PROCTER LLP

/s/ Gregg L. Katz
Gregg L. Katz, Esq.

cc:	Thomas Kim, Enfusion, Inc.
Blake Nielsen, Esq., Enfusion, Inc.
Jesse Nevarez, Esq., Goodwin Procter LLP
Deanna Kirkpatrick, Esq., Davis Polk & Wardwell LLP
Shane Tintle, Esq., Davis Polk & Wardwell LLP